FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X          Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____           No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated April 20, 2009
2.	Press release dated April 22, 2009
3.	Press release dated April 28, 2009
4.	Press release dated April 30, 2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2009
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM ANNOUNCES AVAILABILITY OF INDUSTRY’S BROADEST
40nm G PHYSICAL IP PLATFORM

ARM extends their technology leadership in Physical IP with the delivery of high-performance, low-cost, power-efficient libraries on TSMC 40nm G foundry process.

CAMBRIDGE, UK  - Apr. 20, 2009 –ARM [(LSE:ARM); (Nasdaq:ARMH)] today announced the availability of  the industry’s most comprehensive IP platform for TSMC’s 40nm G manufacturing process. This latest silicon- validated physical IP from ARM enables cost-effective development of performance driven consumer devices requiring advanced functionality without increasing power consumption. Created for developers looking to advance their designs using the 40nm process, the platform enables higher levels of technology innovation while maintaining power budgets in performance driven consumer devices including disc drives, set-top boxes,  mobile computing devices, networking applications, high-definition televisions, and graphic processors.

The ARM platform offers a high degree of flexibility through the multi channel Logic libraries, which include high-performance and high-density Standard Cell libraries, Power Management Kit and ECO Kit library extensions aimed at addressing the leakage challenges of sub-micron designs. All multi channel length libraries are footprint compatible, enabling effortless cell swapping within standard design flows. This enables significant power and cost savings by replacing or complementing the HVt, RVt or LVt implant layers with long channel length devices providing better performance, lower leakage and reduced manufacturing costs.

In addition, the platform includes embedded memory compilers and interface IP to meet a wide range of performance, power and area requirements.  The  memory compilers are optimized to deliver the highest SoC performance with the ability to reduce die size while utilizing advanced power management technology to minimize the overall power consumption; resulting in lower die and packaging costs. Advanced power management is an integral part of the ARM memory architecture offering significant reductions in both dynamic and leakage power in SoC designs.    High density memories coupled with ARM’s innovative high speed architecture and multiple processor-specific low power management modes enables superior ARM CPU implementation, unavailable in non-processor optimized solutions.

ARM 40nm Interface IP provides the SoC designer with a comprehensive set of General Purpose I/Os, Speciality I/Os and DDR Interface Macros.  Designed with advanced programmability, the Interface IP enables high degree of flexibility connecting the ARM CPU to the outside world for a wide range of SoC applications.   This Interface IP incorporates several power and leakage saving modes that can be dynamically controlled to further optimize overall SoC power and enable better granularity on power profiles.  Using common ESD and power rail design methodology, the interface IP enables seamless pad ring integration and significantly reduce reliability risks.  ARM also offers industry leading highly integrated, full speed DDR PHY solutions with at speed BIST and DFI support for flexible memory controller integration along with Specialty I/O such as LVDS physical interface.

 “ARM is in the unique position of developing processor IP and physical IP in parallel so they fully complement each other and reduce the overall design cycle” said Simon Segars, executive vice president and general manager, physical IP division, ARM. “We further enhance our technology through early engagement with the leading foundries and EDA companies to ensure a robust support infrastructure exists, providing the designer with a low risk, silicon proven, cost efficient design strategy.  Through our strategic relationship with TSMC we can optimize the physical design with the manufacturing process technology to provide optimal results.”

“ARM and Synopsys are dedicated to reducing design cycle challenges through close collaboration on foundry-ready physical IP platforms and integrated design tools,” said John Chilton, senior vice president of marketing and strategic development, Synopsys. “ARM offers designers a comprehensive 40 nanometer offering, and we have been working with ARM to ensure the new platform is validated with our Lynx Design System.  Pre-testing ARM IP with Lynx’s Foundry-Ready System provides a low-risk path to a proven, manufacturing-ready SoC solution at 40 nanometer.  The combination will deliver highly optimized designs with accelerated, reduced-cost chip implementations.”

The 40nm G libraries are available at http://designstart.arm.com/.   The ARM DesignStart online access program offers the most comprehensive online IP library in the industry.  DesignStart contains over 10,000 standard cells, memories and interconnect libraries accessible online.  Several of the libraries are sponsored by the foundries and accessible free of charge.  In addition there are industry- proven processor design kits for some of ARM’s most popular ARM processor families.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. Cortex and DesignStart are trademarks of ARM Limited. All other brands or product names are the property of their respective holders.  “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS; and ARM Sweden AB.

Contact Details:

PR CONTACT:

Erik Ploof	Charlene Marini	RJ Bardsley
ARM	ARM	Racepoint Group
+1 425-880-6033	+1 408-576-1131	+1 415-694-6740
erik.ploof @arm.com	charlene.marini@arm.com	rjbardsley@racepointgroup.com

Item 2

ARM AND MINDSPEED EXTEND RELATIONSHIP WITH CORTEX-A9 PROCESSOR AGREEMENT

Mindspeed licenses Cortex-A9 multicore processor to power next generation multiservice networking processors

CAMBRIDGE, UK AND NEWPORT BEACH, Calif. -  April 27, 2009 – ARM [(LSE: ARM); (Nasdaq: ARMH)] and Mindspeed Technologies, Inc. (Nasdaq: MSPD) today announced that Mindspeed has licensed the ARM® Cortex™-A9 MPCore™ processor for use in their next generation, high-performance multiservice networking platforms, designed to support voice and data services across wireline and wireless networks.

The widely-adopted ARM MPCore (multicore) technology increases performance scalability and control over power consumption to exceed the performance of today’s comparable high-performance devices while remaining within tight power constraints. The Cortex-A9 MPCore processor was developed to deliver the next generation of MPCore technology to a breadth of new application markets by further optimizing and extending this technology.

The agreement builds on an existing collaboration between the two companies which has already resulted in the successful development and launch of the Mindspeed® Comcerto® 100 and 1000 series of broadband gateway processors based on the ARM1136J-S™ processor (28 April 2008- ARM and Mindspeed Address Next Generation Home Gateways with Multiprocessing Technology).

ARM also provided Mindspeed with comprehensive on-site hardware training on the Cortex-A9 processor deliverables to ensure they were able to start designing with the technology as quickly and efficiently as possible.

“The proposition of multiservice networking, combining all types of communications, including data, voice and video over a single packet cell-based infrastructure, is emerging as a strategically important issue for enterprise and public service provider infrastructures alike,” said Tom Medrek, Mindspeed’s senior vice president and general manager, multiservice access. “Enabling this technology within tight power constraints is only possible with high-performance, embedded multiprocessing technology. ARM has proven expertise and experience in this area, as demonstrated with our Comcerto 100 series, and was our logical partner for future development.”

“The ARM architecture is the optimal solution to enable best-in-class quality of service (QoS) for the networking platforms that are emerging as broadband gateways evolve into intelligent multiservice access points,” said Ian Ferguson, director Enterprise Solutions, ARM. “The Cortex-A9 MPCore processor provides the flexibility to extend peak performance to unprecedented levels while reducing power consumption, a combination which makes it ideal for high-performance networking applications.”

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About Mindspeed Technologies ®
Mindspeed Technologies, Inc. designs, develops and sells semiconductor networking solutions for communications applications in enterprise, access, metropolitan and wide area networks. The company's three key product families include high-performance analog transmission and switching solutions, multiservice access products designed to support voice and data services across wireline and wireless networks, and WAN communications solutions including T/E carrier physical-layer and link-layer devices as well as ATM/MPLS network processors. Mindspeed's products are used in a wide variety of network infrastructure equipment, including voice and media gateways, high-speed routers, switches, access multiplexers, cross-connect systems, add-drop multiplexers and digital loop carrier equipment.

To learn more, visit www.mindspeed.com.

ENDS

ARM is a registered trademark of ARM Limited. Cortex and MPCore are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

Contact Details:

Alan Tringham	Charlene Marini
ARM	ARM
+44 1223 400947	+1 408-576-1131
alan.tringham@arm.com	charlene.marini@arm.com

Item 3

Ember and ARM Target High Performance ZigBee Networks

BOSTON, MA and CAMBRIDGE, UK, April 28, 2009 – ARM [(LSE: ARM); (Nasdaq: ARMH)] and Ember announced that Ember’s soon to be introduced, next-generation ZigBee semiconductors will utilize the ARM® Cortex™-M3 processor setting a new bar for high performance and low power consumption in the fast growing ZigBee market.

Ember is the leader in the ZigBee industry with a market share of more than 65 percent and an array of customers that are global leaders in smart metering, home automation and commercial building automation. Ember licensed the Cortex-M3 processor to deliver increasingly sophisticated solutions for applications such as Smart Energy, home area networks, home health care and security systems.

The 32-bit ARM Cortex-M3 processor brings together multiple technologies to reduce memory and processor size while delivering industry-leading performance and power efficiency and providing an ideal platform to accelerate the migration of thousands of applications to 32-bit microcontrollers. The Cortex-M3 processor will significantly enhance performance, sophistication and security, and enable Ember to continue providing the ZigBee industry with powerful and power efficient system-on-chips (SoCs).

The ARM Cortex-M3 processor delivers outstanding computational performance and exceptional system response to interrupts while meeting low cost requirements through a small core footprint, reduced pin count, low power consumption and industry-leading code density thereby enabling the use of smaller memories.

“Our partnership with industry leader Ember demonstrates the exceptional momentum the ARM Cortex-M3 processor is having in low power markets,” said Eric Schorn, vice president marketing, processor division, ARM. “The Cortex-M3 processor, along with the industry’s leading tools ecosystem, delivers the higher performance required for more sophisticated applications while retaining low-power leadership.”

Ember’s low-power, wireless ZigBee systems include tightly integrated chips, mesh networking software supporting the ZigBee PRO Feature Set, and development and debugging tools that enable OEMs to quickly bring ZigBee products to market. Ember delivered both the industry’s first ZigBee SoC and ZigBee network co-processor

 “ZigBee applications are becoming increasingly demanding and a critical component in solving some of the most vexing problems of our time, such as managing energy more effectively, and we intend to be at the forefront of that revolution,” said Ember CEO, Bob LeFort. “ARM is the acknowledged leader in processor technology, as Ember is in wireless mesh networking technology, so ours is a natural alliance to lead the blossoming ZigBee market into the future.”

ZigBee: Wireless Control That Simply Works
The ZigBee Alliance is an association of companies working together to enable reliable, cost-effective, low-power, wirelessly networked monitoring and control products based on an open global standard. The ZigBee Alliance is a rapidly growing, non-profit industry consortium of leading semiconductor manufacturers, technology providers, OEMs, and end-users worldwide. Membership is open to all. Additional information can be found at http://www.zigbee.org.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About Ember Corporation
Ember Corporation develops ZigBee wireless networking technology that enables companies involved in energy technologies – enertech – to help make buildings and homes smarter, consume less energy, operate more efficiently, and keep people comfortable and safe. Ember’s low-power wireless technology can be embedded into a wide variety of devices to be part of a self-organizing mesh network. Ember is headquartered in Boston and has its radio development center in Cambridge, England, and distributors worldwide. The company is a promoter and Board member of the ZigBee Alliance and its platform is the “Golden Suite” for 802.15.4/ZigBee interoperability testing. For more information, please visit http://www.ember.com.

# # #

Contacts:

Ravi Sharma	Michelle Dillon
Ember Corporation	Beaupre & Co. Public Relations
617-951-1236	603-559-5835
ravi.sharma@ember.com	mdillon@beaupre.com
www.ember.com	www.beaupre.com

Alan Tringham
ARM
+44 1223 400947
alan.tringham@arm.com

Item 4

ARM LICENSES SECURCORE SC300 PROCESSOR TO TOSHIBA FOR SECURE APPLICATIONS
ARM SecurCore SC300 processor, based on the ARM Cortex-M3 processor, is designed for high-performance embedded security applications

CAMBRIDGE, UK – April 30, 2009 – ARM [(LSE: ARM); (Nasdaq: ARMH)] today announced it has licensed the ARM® SecurCore® SC300™ processor to Toshiba Corporation (TOKYO: 6502) for use in future embedded security applications. The SC300 processor is based upon the popular Cortex™-M3 processor

“By licensing the ARM SecurCore SC300 processor, we will be able to provide our customers with a range of innovative smartcard IC solutions,” said Tatsuo Noguchi, SoC Technology executive of Semiconductor Company, Toshiba Corporation. “Toshiba plans to combine high performance and low-power 32-bit ARM SecurCore processors with our established capabilities in semiconductors for mobile phone handsets and security systems to deliver the most advanced secure solutions for tomorrow’s applications.”

“From credit cards, to mobile phone SIM cards, e-passports and identity cards, smartcards have become a ubiquitous part of our daily lives,” said Takafumi Nishijima, President ARM Japan . “As smartcards are required to support more complex applications and security features, the market will continue to shift from 8-bit to 32-bit processors. The Cortex-M3 processor-based SecurCore SC300 processor provides great system performance with very low power consumption, and vastly simplifies the migration to 32-bit smartcard platforms through a familiar programming environment.”

The ARM Cortex-M3 processor, which forms the foundation of the SecurCore SC300 processor, was specifically developed to target the low-cost requirements of a broad range of markets and applications where memory and processor size significantly impact device costs. The Cortex-M3 processor brings together multiple technologies to reduce memory size while delivering industry-leading performance in a small power efficient RISC core and delivers an ideal platform to accelerate the migration of thousands of applications around the globe from legacy components to 32-bit microcontrollers.

The SC300 processor combines the proven security features of ARM SecurCore processors, currently the most widely-licensed 32-bit RISC CPU for smartcards worldwide, with the processing performance of the Cortex-M3 processor. This assures full compatibility with other ARM processors as well as direct and immediate support from the ARM RealView® Microcontroller Development Kit which is ideal for developing the firmware that will run on smartcards.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

- ENDS –

ARM, SecurCore and Thumb are registered trademarks of ARM Limited. Cortex and SC300 are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS; and ARM Sweden AB.

Contact Details:

Alan Tringham ARM +44 1223 400947 alan.tringham@arm.com	Charlene Marini ARM +1 408-576-1131 Charlene.marini@arm.com